UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of June 2006

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

L3, 40 Johnston Street, Wellington 6001, New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: June 1st, 2006	By:	/s/ David Newman

(Signature)

David Newman
Director

Austral Pacific To Test Douglas Wildcat

Wellington, New Zealand – Thursday 1st June, 2006 / PRNewswire / Austral Pacific Energy Ltd. (TSX-V and NZSX: APX; AMEX: AEN)

Austral Pacific Energy Ltd. announced today that Austral Pacific (35%) has determined to flow-test its wildcat exploration well Douglas-1 located in PPL 235 in Papua New Guinea. The well will need to be cased in order that a production test can be conducted. Austral Pacific has notified Rift Oil, a 65% participant in the well, of this intention and will sole-risk the flow-test if necessary.

The well reached a total depth of 1978 metres on Friday 26th May. Wireline logs run over the weekend indicate that the well has intersected two gas bearing columns, the first in the Alene sand from 1785 metres to 1789 metres (4 metres gross; 4 metres net) and the second in the Toro sand from 1838 metres to 1855 metres (17 metres gross; 12 metres net). Formation pressure measurements were also recorded.

Commenting on the announcement Austral Pacific Energy Ltd.’s Chief Executive Officer Rick Webber said, “We are very encouraged by the results we have seen so far in Douglas-1 although we recognize that the prospects for successfully commercialising the resource will require a lot of further evaluation. The results of the production test, particularly the condensate to gas ratio, as well as the outcome of any subsequent appraisal drilling, will be keys to determining the commerciality of the resource. The Douglas-1 well is located on one of three structural highs that comprise the Douglas prospect. In addition there are a number of other prospects within the permit which taken together constitute significant follow-up potential.”

The drilling rig is currently conditioning the well prior to running production casing. The decision on when production testing will commence will be taken once the availability of production testing equipment has been ascertained and a testing programme and budget have either been agreed by the joint venture or the sole risk provisions of the agreement are in effect, which in either case will likely mean several weeks before the test results are available.

Ends

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions.

See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.